General Security Agreement
EX-4.5

GENERAL SECURITY AGREEMENT

1.

Subject to paragraph 2 below, Moventis Capital, Inc. (the “Debtor”) mortgages and charges in favour of ___________________ (the “Secured Party”), and grants to the Secured Party a security interest in, all of the Debtor’s present and after-acquired personal property, including all inventory, equipment and fixtures, all contracts, accounts and other intangibles, and all securities, instruments, chattel paper, money and documents of title, and also all of the Debtor’s present and after-acquired real property and other assets and undertakings, (collectively, the “Charged Property”) to secure payment and performance of all present and future debts, liabilities and other obligations of the Debtor to the Secured Party pursuant to one or more Convertible Secured Debentures, each of even date, issued to the Secured Party by the Debtor (the “Secured Obligations”).

2.

The Secured Party and the Debtor agree that the security interest granted herein shall be subordinate to all of the Debtor’s, and the Debtor’s subsidiaries’, Senior Indebtedness. The term “Senior Indebtedness” shall mean the principal and interest obligations and indebtedness of the Debtor and its subsidiaries incurred prior to or after the date of this General Security Agreement: (a) for money borrowed from any bank, institutional lender or institutional investor (in each case, a “Senior Lender”), which is evidenced by notes, bonds, debentures or other written obligations, and such notes, bonds, debentures or other written obligations are interest bearing securities; and (b) in connection with any renewals or extensions of any indebtedness described in (a) above.   The term “institutional investor” as used herein means any investor, whether an individual, corporation, partnership or otherwise, which lends more than Cdn $1.0 million to the Debtor.

3.

In connection with paragraph 2 above, upon request by the Debtor, the Secured Party will subordinate and postpone the obligations secured by this General Security Agreement to the prior payment in full of any Senior Indebtedness of a Senior Lender. The Secured Party will enter into a written agreement with each Senior Lender acknowledging and agreeing directly with such Senior Lender that the obligations secured by the Secured Party’s General Security Agreement shall be subordinated and postponed to the prior payment in full of the Senior Indebtedness.

4.

If after the date hereof the Debtoincurs indebtedness for money borrowed from any investor which is not an institutional investor (a “ Pari Passu Lender ”) which is evidenced by notes, bonds, debentures or other written obligations, and such notes, bonds, debentures or other written obligations are interest bearing securities; or in connection with any renewals or extensions of any such indebtedness, upon the request by the Debtor the Secured Party will consent to the grant of a general security agreement in favour of such Pari Passu Lender and will enter into such written agreements that may be reasonably necessary to provide the Pari Passu Lender with pari passu priority.

5.

The common shares of PTL Electronic Inc. owned by the Debtor’s wholly-owned subsidiary, PTL Acquisition Corp. have been pledged by PTL Electronics Inc. to certain persons.  Upon the release of such shares from such pledges, the Debtor will use reasonable commercial efforts to cause PTL Acquisition Corp. to grant to the Lender a pledge of any such shares as additional security for the Secured Obligations.

6.

The Debtor will not sell, lease or otherwise dispose of any Charged Property except that, until default, the Debtor may deal with inventory, accounts and money in the ordinary course of business. The Debtor will not allow any Charged Property to be situated outside of British Columbia. The Debtor will not allow the Debtor’s chief executive office, main place of business or principal residence to be located outside of British Columbia, nor will the Debtor change its name or have any other form of name (except upon 10 days’ prior written notice to the Secured Party).

7.

The Debtor will be in default under this agreement if default is made in payment or performance of any of the Secured Obligations, or if there is a default under any document evidencing any of the Secured Obligations.

8.

Upon a default hereunder, the Secured Party will have all the rights and remedies of a secured party under the British Columbia Personal Property Security Act and of a mortgagee at law or in equity and, in addition, will be entitled to declare payment and performance of all of the Secured Obligations to be immediately due, and will be entitled to appoint any legal person as receiver or receiver and manager (a “Receiver”) of all or any part of the Charged Property. Any Receiver so appointed will have all the rights and remedies of the Secured Party (except the right to appoint a Receiver). Without limiting the rights and remedies referred to above, the Secured Party and any Receiver may, after default, use any or all of the Charged Property in the manner and to the extent it considers commercially reasonable, and may sell, lease or otherwise dispose of the same either for cash or in any manner involving deferred payment. Neither the Secured Party nor any Receiver will be obligated to take any necessary or other steps to preserve rights against others with respect to any securities, instruments or chattel paper now or hereafter in its possession.

Dated:	September _______, 2006
MOVENTIS CAPITAL, INC.
Per:
Blake Ponuick, Chief Executive Officer

Agreed to and acknowledged by the Secured Party on September ____, 2006.

SECURED PARTY
Per:
Authorized Signatory